November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20459

Attn:                    Jan Woo, Legal Branch Chief

Re:                             Sogou Inc.

Registration Statement on Form F-1, as amended (File No. 333-220928)

Dear Ms. Woo:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned Sogou Inc. hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-1 to 4:00 PM, Eastern Time, Wednesday, November 8, 2017, or as soon thereafter as practicable.

The undersigned further requests acceleration of the respective effective dates of the undersigned’s Registration Statement on Form F-6 (File No. 333-221233) and Registration Statement on Form 8-A (File No. 001-38279) so that they become effective concurrently with the above-referenced Registration Statement on Form F-1.

[Signature page follows]

Very truly yours,

Sogou Inc.

By:	/s/ Xiaochuan Wang
Name: Xiaochuan Wang
Title: Chief Executive Officer

cc:                                Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Senior Staff Accountant

Edwin Kim, Esq., Attorney-Advisor

James (Xiufeng) Deng, Chief Financial Officer, Sogou Inc.

Joe (Yi) Zhou, Deputy Chief Financial Officer, Sogou Inc.

Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP

Timothy B. Bancroft, Esq., Goulston & Storrs PC

James C. Lin, Esq., Davis Polk & Wardwell LLP

Li He, Esq., Davis Polk & Wardwell LLP